# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### NOVEMBER 4, 2011

## ORDER GRANTING CONFIDENTIAL TREATMENT
## UNDER THE SECURITIES EXCHANGE ACT OF 1934

**Galena Biopharma, Inc.**

**File No. 1-33958 - CF#27386**

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Galena Biopharma, Inc. (f.k.a. RXi Pharmaceuticals Corporation) submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on September 21, 2011.

Based on representations by Galena Biopharma, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.1          through September 16, 2021

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Daniel Greenspan
Legal Branch Chief